ETHANEX ENERGY, INC.
14500 Parallel Road, Suite A
Basehor, KS 66007

July 3, 2007

VIA EDGAR
United States Securities and Exchange Commission Division of Corporation Finance 100 F Street, N.E. Washington, D.C. 20549 Attention: Jennifer Hardy, Esq.

Re:	Ethanex Energy, Inc. (the "Issuer")
Registration Statement on Form SB-2 (SEC File No. 333-139787) Filed July 3, 2007

Ladies and Gentlemen:

The Issuer hereby requests acceleration of the effective date of its Registration Statement on Form SB-2 (SEC File No. 333-139787) to 5:00 p.m., Eastern Time, on Friday, July 6, 2007 or as soon thereafter as possible.

The Issuer hereby acknowledges its responsibilities under the Securities Act of 1933, as amended, and the Securities Exchange Act of 1934, as amended, as they relate to the proposed public offering of the securities specified in the above-referenced Registration Statement. Additionally, the Issuer acknowledges the following:

1.
Should the Securities and Exchange Commission (the “Commission”) or the staff of the Commission acting pursuant to delegated authority declare the filing of our Registration Statement on Form SB-2 (the “Filing”) effective, it does not foreclose the Commission from taking any action with respect to the Filing;

2.
The action of the Commission or the staff of the Commission acting pursuant to delegated authority in declaring the Filing effective does not relieve the Issuer from its full responsibility for the adequacy and accuracy of the disclosure in the Filing; and

3.	The Issuer may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please call Kenneth Goodwin at (212) 400-6900 of Gottbetter & Partners LLP as soon as the Registration Statement has been declared effective.

Very truly yours,

ETHANEX ENERGY, INC.

By: /s/ David J. McKittrick
Name: David J. McKittrick
Title: Executive Vice President and Chief Financial Officer